Waiver of Premium Disability Benefit

Agreement attached to and made part of the policy when listed by the Company on Page 3.

                                     Benefit

If, while this agreement is in force and before the policy anniversary nearest the Insured s 65th birthday, the Insured becomes totally disabled as the result of accidental bodily injury occurring or sickness beginning after the date of this agreement, and if the total disability continues without interruption for at least six months while the Insured is living, the Company, subject to the terms of this agreement, will waive payment of premiums as follows.


1. Disability Beginning Before Age 60. If the total disability begins before the policy anniversary nearest the Insured s 60th birthday, any premium becoming due during the continuance of such total disability will be waived.


2. Disability Beginning Between Ages 60 and 65. If the total disability begins on or after the policy anniversary nearest the Insured s 60th birthday and before the policy anniversary nearest the Insured s 65th birthday, any premium becoming due during the continuance of such total disability and prior to the policy anniversary nearest the Insured s 65th birthday will be waived.

If total disability begins during the grace period of a premium in default, such premium must be paid to the Company with interest at 6% per year before any premium will be waived.

No premium due more than one year prior to receipt of written notice of claim will be waived unless it is shown that such notice was given as soon as was reasonably possible.

Any dividends or policy values available under the policy will be the same as if the waived premiums had been paid in cash.

                                Total Disability

Until the period of total disability for which the Insured qualifies for benefits under this agreement exceeds 24 months, total disability means the complete inability of the Insured to engage in his regular occupation. Thereafter, total disability means the complete inability of the Insured to engage for remuneration or profit in any occupation or business for which he is or becomes reasonably fitted by education, training or experience. Except in the case of "Specified Disabilities," total disability will not be deemed to exist while the Insured is actually engaged for remuneration or profit in any occupation or business.

                             Specified Disabilities

The entire and irrecoverable loss of the sight of both eyes, or of the use of both hands, or both feet, or of one hand and one foot, will be considered total disability for as long as such entire loss may continue.

                 Notice of Claim and Proof of Total Disability

Before any premium is waived, written notice of claim and proof of total disability must be received at the Home Office while the Insured is living and during the continuance of total disability and not later than one year after (a) the policy anniversary nearest the Insured s 65th birthday, (b) the due date of a premium in default, and (c) the termination of the policy. However, this provision will not prevent any premium from being waived if it be shown that such notice and proof were given as soon as was reasonably possible.

                    Proof of Continuance of Total Disability


The Company may at reasonable intervals require due proof of the continuance of total disability, including medical examination of the Insured by a physician designated by the Company, but not more often than once a year after total disability has continued for two full years. If such proof is not furnished, no further premiums will be waived.


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                                Incontestability


The Incontestability provision of the policy applies to this agreement but only after this agreement has been in force during the lifetime of the Insured for two years from the date of this agreement.

                                    Premiums


The premium for this agreement is payable as part of each premium on the policy in the amount and for the number of years shown on Page 3 of the policy or until the prior termination of this agreement.

                                   Termination


This agreement will automatically terminate (a) if any premium on the policy is in default beyond the end of its grace period or (b) if the policy is surrendered for cash or continued as paid-up or extended term insurance, or may be terminated on any premium due date by filing written request at the Home Office and presenting the policy for endorsement.

The date on this agreement is the Date of Issue of the policy unless otherwise stated on Page 3 of the policy.


                     American United Life Insurance Company




                                    Secretary